U.S. Securities and Exchange Commission
Washington, D.C. 20549

05051761

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K For 4/19/05 2005-AR2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 19th day of April 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Name: Patricia C. Taylor
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

GMACM Mortgage Pass-Through Certificates
Series 2005-AR2

GMAC Mortgage

Preliminary Term Sheets

$331,953,000 (Approximate)

Residential Asset Mortgage Products, Inc.
Depositor

GMAC Mortgage Corporation
Seller and Servicer

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: March 29, 2005***

GMACM Mortgage Pass-Through Certificates, Series 2005-AR2

$331,953,000 (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Amount (Approx.) [1]	WAL (Yrs) WAVG Roll or Call/Mat[2]	Pmt Window (Mths) WAVG Roll or Call/Mat[2]	Interest Rate Type	Tranche Type	Expected Ratings S&P/Fitch
1-A	38,950,000	1.96/3.31	1-35/1-359	Variable [3]	Senior	[AAA/ AAA]
2-A	278,146,000	2.61/3.33	1-60/1-360	Variable [4]	Senior	[AAA/ AAA]
3-A	38,388,000	Not Marketed Hereby		Variable [5]	Senior	[AAA/AAA]
4-A	82,422,000			Variable [6]	Senior	[AAA/AAA]
M-1	8,916,000	4.80/6.07	1-71/1-360	Variable [7]	Subordinate	[AA/AA]
M-2	3,656,000	4.80/6.07	1-71/1-360	Variable [7]	Subordinate	[A/A]
M-3	2,285,000	4.80/6.07	1-71/1-360	Variable [7]	Subordinate	[BBB/BBB]
R	$100	Privately Offered Certificates			Senior/Residual	[AAA/AAA]
B-1	$2,057,000				Subordinate	[BB/BB]
B-2	$1,599,000				Subordinate	[B/B]
B-3	$925,452				Subordinate	NR
Total:	**$457,344,552**					

(1) *Distributions on the Class 1-A Certificates will be primarily derived from the Group I adjustable rate Mortgage Loans. Distributions on the Class 2-A Certificates will be primarily derived from the Group II adjustable rate Mortgage Loans. Distributions on the Class 3-A Certificates will be primarily derived from the Group III adjustable rate Mortgage Loans. Distributions on the Class 4-A Certificates will be primarily derived from the Group IV adjustable rate Mortgage Loans. Distributions on the Class M-1, Class M-2 and Class M-3 Certificates will be primarily derived from the Mortgage Loans (See "Mortgage Loans" herein). Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.*

(2) *WAL and Payment Window for the Class 1-A, Class 2-A, Class 3-A, Class M-1, Class M-2 and Class M-3 Certificates are shown to the related Weighted Average Roll Date and to maturity (as described herein). WAL and Payment Window for the Class 4-A Certificates are shown to the Optional Call Date and to maturity (as described herein).*

(3) *For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to the Net WAC Rate of the Group I Mortgage Loans.*

(4) *For every Distribution Date, the interest rate for the Class 2-A Certificate will be equal to the Net WAC Rate of the Group II Mortgage Loans.*

(5) *For every Distribution Date, the interest rate for the Class 3-A Certificate will be equal to the Net WAC Rate of the Group III Mortgage Loans.*

(6) *For every Distribution Date, the interest rate for the Class 4-A Certificate will be equal to the Net WAC Rate of the Group IV Mortgage Loans.*

(7) *For every Distribution Date, the Class M-1, Class M-2 and Class M-3 will have an interest rate equal to the Net WAC Rate of the Mortgage Loans (weighted on the basis of the related subordinate components).*

Depositor:	Residential Asset Mortgage Products, Inc.
Seller and Servicer:	GMAC Mortgage Corporation ("***GMACM***").
Lead Manager:	Greenwich Capital Markets, Inc.
Trustee:	JPMorgan Chase Bank.
Rating Agencies:	S&P and Fitch will rate the Certificates, except the Class B-3 Certificates. The Class B-3 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	April 1, 2005.
Statistical Cut-off Date:	March 1, 2005.
Expected Pricing Date:	March [31], 2004.
Closing Date:	On or about April [21], 2005.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2005.
Servicing Fee:	The Servicing Fee for the Group I Mortgage loans is equal to 0.250% per annum of the principal balance of each Mortgage Loan. The Servicing Fee for the Group II Mortgage Loans, Group III Mortgage Loans and Group IV Mortgage loans is initially equal to 0.250% per annum of the principal balance of each Mortgage Loan. On the Weighted Average Roll Date and thereafter the Servicing Fee is equal to 0.375% per annum of the principal balance of each Mortgage Loan.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A, Class 2-A, Class 3-A and Class 4-A Certificates (collectively the ***"Class A Certificates"***) and Class R Certificate. The Class M-1, Class M-2 and Class M-3 Certificates will be referred to herein as the "***Class M Certificates***" and the Class B-1, Class B-2, and Class B-3 Certificates will be referred to herein as the "***Class B Certificates,***" together with the Class M Certificates, the "***Subordinate Certificates.***" The Senior Certificates, Class M Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" Only the Class 1-A, Class 2-A and Class M Certificates (the "***Offered Certificates***") are being offered at this time.
Accrued Interest:	The price to be paid by investors for the Class 1-A, Class 2-A, Class 3-A, Class 4-A, Class M-1, Class M-2 and Class M-3 Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (20 days).

Interest Accrual Period:	The interest accrual period with respect to the Class 1-A, Class 2-A, Class 3-A, Class 4-A, Class M-1, Class M-2 and Class M-3 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Class A, Class M and Class B Certificates will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Offered Certificates, other than the Class R Certificates, may be considered eligible for purchase by persons investing assets of employee benefit plans, individual retirement accounts or other retirement accounts or arrangements.
SMMEA Treatment:	The Senior Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a termination of the Certificates which termination may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than [10]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Weighted Average Roll Date:	The Weighted Average Roll Date with respect to the Group I Mortgage Loans is the Distribution Date in March 2008. The Weighted Average Roll Date with respect to the Group II Mortgage Loans is the Distribution Date in April 2010. The Weighted Average Roll Date with respect to the Group III Mortgage Loans is the Distribution Date in April 2012. The Weighted Average Roll Date with respect to the Group IV Mortgage Loans is the Distribution Date in March 2015.
Pricing Prepayment Speed:	The Class A Certificates will be priced to a prepayment speed of [25]% CPR.
Mortgage Loans:	Collectively, the Group I Mortgage Loans, Group II Mortgage Loans, Group III Mortgage Loans and Group IV Mortgage Loans will be referred to as the "***Mortgage Loans***". The aggregate principal balance of the Mortgage Loans as of the Statistical Cut-off Date is approximately $457,344,552.

Group I Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group I mortgage loans described herein (the "Group I Mortgage Loans") is approximately $40,678,756. The Group I Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 3 years after the date of origination of each mortgage loan ("Group I Hybrid ARMs"). Substantially all of the Group I Mortgage Loans have an original term to maturity of 30 years. Approximately 86.65% of the Group I Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loan over its remaining term. The Group I Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Group II Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group II mortgage loans described herein (the "Group II Mortgage Loans") is approximately $290,492,401. The Group II Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 5 years after the date of origination of each mortgage loan ("Group II Hybrid ARMs"). Substantially all of the Group II Mortgage Loans have an original term to maturity of 30 years. Approximately 85.37% of the Group II Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loan over its remaining term. The Group II Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Group III Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group III mortgage loans described herein (the "Group III Mortgage Loans") is approximately $40,092,072. The Group III Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 7 years after the date of origination of each mortgage loan ("Group III Hybrid ARMs"). Substantially all of the Group III Mortgage Loans have an original term to maturity of 30 years. Approximately 73.29% of the Group III Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. Thereafter, each such Mortgage Loan will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loan over its remaining term. The Group III Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Group IV Mortgage Loans:

As of the Statistical Cut-off Date, the aggregate principal balance of the Group IV mortgage loans described herein (the "Group IV Mortgage Loans") is approximately $86,081,324. The Group IV Mortgage Loans are adjustable rate mortgage loans with initial rate adjustments occurring 10 years after the date of origination of each mortgage loan ("Group IV Hybrid ARMs"). Each of the Group IV Mortgage Loans has an original term to maturity of 30 years. All of the Group III Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the term of their initial fixed rate period. The Group IV Mortgage Loans are secured by first liens on residential properties. See the attached preliminary collateral information.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, initially [4.25]% total subordination.

Credit enhancement for the Class M-1 Certificates will consist of the subordination of the Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, initially [2.30]% total subordination.

Credit enhancement for the Class M-2 Certificates will consist of the subordination of the Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, initially [1.50]% total subordination.

Credit enhancement for the Class M-3 Certificates will consist of the subordination of the Class B-1, Class B-2 and Class B-3 Certificates, initially [1.00]% total subordination.

Shifting Interest:

Until the first Distribution Date occurring after April 2012, the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
May 2005 – April 2012	0% Pro Rata Share
May 2012 – April 2013	30% Pro Rata Share
May 2013 – April 2014	40% Pro Rata Share
May 2014 – April 2015	60% Pro Rata Share
May 2015 – April 2016	80% Pro Rata Share
May 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement), unscheduled principal payments will be paid pro rata between the Senior Certificates for the related loan group and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement); provided that (i) prior to the Distribution Date in May 2008, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in May 2008, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the related Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Class B Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *second,* to the Class M Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and *third,* to the related Senior Certificates, until their class principal balances have been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, on a pro rata basis, to the related Class A Certificates, and the related component of the Subordinate Certificates.

Net WAC Rate:

The ***"Net WAC Rate"*** for the Mortgage Loans or any Mortgage Loan Group is the weighted average of the Net Mortgage Rates of the related mortgage loans. The ***"Net Mortgage Rate"*** with respect to each mortgage loan is equal to the loan rate less the related servicing fee rate.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Concurrently to the Class A and Class R Certificates:
   i) To the Class R Certificates and the Class 1-A Certificates, in that order, until the principal balance thereof has been reduced to zero, from the Group I Mortgage Loans;
   ii) Class 2-A Certificates, until the principal balance thereof has been reduced to zero, from the Group II Mortgage Loans;
   iii) Class 3-A Certificates until the principal balance thereof has been reduced to zero, from the Group III Mortgage Loans;
   iv) Class 4-A Certificates until the principal balance thereof has been reduced to zero, from the Group IV Mortgage Loans;
3) In certain limited circumstances described in the prospectus supplement, Senior Certificates may receive principal from an unrelated Mortgage Loan Group to the extent not received from the related Mortgage Loan Group;
4) Class M-1, Class M-2 and Class M-3 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
5) Class B-1, Class B-2 and Class B-3 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
6) Class R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighed Average Life Tables

Class 1-A to WAVG Roll/Optional Call Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-01					
WAL (yr)	2.32	2.14	1.96	1.80	1.51
MDUR (yr)	2.14	1.98	1.82	1.68	1.41
First Prin Pay	1	1	1	1	1
Last Prin Pay	35	35	35	35	35

Class 1-A to Maturity Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-01					
WAL (yr)	5.51	4.19	3.31	2.69	1.90
MDUR (yr)	4.31	3.44	2.83	2.36	1.73
First Prin Pay	1	1	1	1	1
Last Prin Pay	359	359	359	359	359

Class 2-A to WAVG Roll/Optional Call Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-27					
WAL (yr)	3.37	2.97	2.61	2.29	1.73
MDUR (yr)	2.98	2.64	2.33	2.06	1.59
First Prin Pay	1	1	1	1	1
Last Prin Pay	60	60	60	60	54

Class 2-A to Maturity Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-27					
WAL (yr)	5.58	4.23	3.33	2.71	1.91
MDUR (yr)	4.36	3.46	2.83	2.36	1.72
First Prin Pay	1	1	1	1	1
Last Prin Pay	360	360	360	360	360

Weighed Average Life Tables

Class M-1 to Optional Call Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
98-05					
WAL (yr)	5.71	5.22	4.80	4.45	3.45
MDUR (yr)	4.84	4.47	4.14	3.86	3.07
First Prin Pay	1	1	1	1	1
Last Prin Pay	71	71	71	71	54

Class M-1 to Maturity Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
98-05					
WAL (yr)	9.69	7.38	6.07	5.23	4.05
MDUR (yr)	7.12	5.76	4.93	4.36	3.49
First Prin Pay	1	1	1	1	1
Last Prin Pay	360	360	360	360	360

Class M-2 to Optional Call Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
97-04+					
WAL (yr)	5.71	5.22	4.80	4.45	3.45
MDUR (yr)	4.83	4.46	4.13	3.85	3.06
First Prin Pay	1	1	1	1	1
Last Prin Pay	71	71	71	71	54

Class M-2 to Maturity Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
97-04+					
WAL (yr)	9.69	7.38	6.07	5.23	4.05
MDUR (yr)	7.08	5.74	4.91	4.34	3.48
First Prin Pay	1	1	1	1	1
Last Prin Pay	360	360	360	360	360

Weighed Average Life Tables

Class M-3 to Optional Call Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
96-11					
WAL (yr)	5.71	5.22	4.80	4.45	3.45
MDUR (yr)	4.82	4.45	4.12	3.84	3.05
First Prin Pay	1	1	1	1	1
Last Prin Pay	71	71	71	71	54

Class M-3 to Maturity Date

	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
96-11					
WAL (yr)	9.69	7.38	6.07	5.23	4.05
MDUR (yr)	7.06	5.72	4.89	4.32	3.47
First Prin Pay	1	1	1	1	1
Last Prin Pay	360	360	360	360	360

GMACM 2005-AR2
Total Mortgage Loans
As of March 1, 2005

		Minimum	Maximum
Current Principal Balance	$457,344,552	$40,000	$1,760,000
Average Current Principal Balance	$343,094		
Number of Mortgage Loans	1,333		
Weighted Average Gross Coupon	5.179%	3.500%	6.250%
Weighted Average FICO Score	732	532	826
Weighted Average Combined Original LTV	70.93%	16.95%	95.00%
Weighted Average Original Term	360 months	180 months	360 months
Weighted Average Stated Remaining Term	359 months	179 months	360 months
Weighted Average Seasoning	0 months	0 months	12 months
Weighted Average Gross Margin	2.731%	2.250%	3.250%
Weighted Average Minimum Interest Rate	2.731%	2.250%	3.250%
Weighted Average Maximum Interest Rate	10.268%	8.500%	11.875%
Weighted Average Initial Rate Cap	4.733%	2.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	71 months	31 months	120 months
Maturity Date		Feb 1 2020	Apr 1 2035
Maximum Zip Code Concentration	0.94%	95023	

ARM	100.00%	Cash Out Refinance	35.04%
		Construction Permanent	0.23%
10/1 YR LIBOR IO	18.82%	Purchase	42.64%
3/1 YR LIBOR	1.19%	Rate/Term Refinance	22.09%
3/1 YR LIBOR IO	7.71%		
5/1 YR LIBOR	9.29%	Condo High-Rise	0.38%
5/1 YR LIBOR IO	54.23%	Condo Low-Rise	11.24%
7/1 YR LIBOR	2.34%	PUD	23.46%
7/1 YR LIBOR IO	6.42%	Single Family Attached	1.16%
		Single Family Detached	62.50%
Interest Only	87.18%	Townhouse	0.09%
Not Interest Only	12.82%	Two-Four Family	1.17%
Prepay Penalty: 0 months	100.00%	Investor	1.58%
		Primary	91.56%
First Lien	100.00%	Second Home	6.86%
NO INCOME/NO ASSET	0.05%	Top 5 States:	
RELOCATION	4.94%	California	43.38%
SELECT	5.09%	Massachusetts	7.00%
STANDARD	78.12%	Michigan	5.12%
STATED INCOME	11.42%	Arizona	5.03%
STATED INCOME/VERIFIED ASSET	0.09%	Colorado	4.26%
STREAMLINE	0.09%		
SUPER SELECT	0.22%		

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	1	40,000.00	0.01%	5.000	360	24.10	758
50,000.01 - 100,000.00	37	3,167,868.81	0.69%	5.407	360	62.79	739
100,000.01 - 150,000.00	144	18,447,726.72	4.03%	5.375	360	66.71	738
150,000.01 - 200,000.00	173	30,945,701.41	6.77%	5.297	360	69.86	732
200,000.01 - 250,000.00	153	34,408,093.85	7.52%	5.280	359	67.33	739
250,000.01 - 300,000.00	134	37,017,699.07	8.09%	5.204	358	71.88	728
300,000.01 - 350,000.00	117	38,338,074.49	8.38%	5.167	360	70.64	728
350,000.01 - 400,000.00	157	59,464,670.04	13.00%	5.158	359	72.88	735
400,000.01 - 450,000.00	114	48,602,172.96	10.63%	5.196	359	72.21	724
450,000.01 - 500,000.00	79	37,622,086.83	8.23%	5.087	359	70.55	733
500,000.01 - 550,000.00	70	36,763,389.49	8.04%	5.060	359	73.12	734
550,000.01 - 600,000.00	38	21,919,910.41	4.79%	5.100	360	72.63	725
600,000.01 - 650,000.00	35	22,025,567.70	4.82%	5.121	358	69.81	736
650,000.01 - 700,000.00	24	16,257,447.98	3.55%	5.000	360	73.31	723
700,000.01 - 750,000.00	12	8,829,662.35	1.93%	4.945	360	73.30	723
750,000.01 - 800,000.00	9	6,997,515.51	1.53%	5.068	359	71.61	740
800,000.01 - 850,000.00	7	5,731,118.00	1.25%	5.337	360	67.20	740
850,000.01 - 900,000.00	3	2,642,000.00	0.58%	4.953	360	65.84	718
900,000.01 - 950,000.00	6	5,584,000.00	1.22%	5.287	359	69.97	732
950,000.01 - 1,000,000.00	13	12,864,845.96	2.81%	5.232	360	71.85	739
1,000,000.01+	7	9,674,999.98	2.12%	5.551	360	65.31	750
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	17	7,572,341.45	1.66%	3.736	359	75.93	732
4.000 - 4.499	45	17,168,060.45	3.75%	4.215	360	76.96	737
4.500 - 4.999	200	78,100,302.00	17.08%	4.778	359	72.35	732
5.000 - 5.499	703	240,092,532.16	52.50%	5.205	359	70.67	729
5.500 - 5.999	355	110,286,105.20	24.11%	5.624	359	69.42	738
6.000 - 6.499	13	4,125,210.30	0.90%	6.055	359	65.73	719
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	1	198,750.00	0.04%	5.875	359	75.00	532
550-574	1	76,000.00	0.02%	4.750	360	80.00	557
575-599	2	938,000.00	0.21%	5.032	360	50.79	590
600-624	8	2,979,417.30	0.65%	5.035	360	67.76	620
625-649	49	15,856,898.82	3.47%	5.185	359	71.24	639
650-674	109	37,158,027.63	8.12%	5.120	359	71.39	664
675-699	159	58,650,759.05	12.82%	5.207	359	71.38	688
700+	1,000	339,419,358.76	74.22%	5.187	359	70.84	753
None	4	2,067,340.00	0.45%	4.315	360	76.19	0
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	129	32,807,644.39	7.17%	5.338	360	40.33	742
50.00- 54.99	47	16,633,655.88	3.64%	5.261	360	52.98	738
55.00- 59.99	68	20,912,584.32	4.57%	5.164	358	57.34	731
60.00- 64.99	86	33,667,660.62	7.36%	5.252	359	62.57	734
65.00- 69.99	125	49,724,719.60	10.87%	5.197	360	67.70	726
70.00- 74.99	175	68,223,914.43	14.92%	5.204	359	72.28	722
75.00- 79.99	248	87,098,454.44	19.04%	5.156	359	77.15	728
80.00	432	142,131,983.17	31.08%	5.115	359	80.00	739
80.01- 84.99	5	992,337.78	0.22%	5.432	357	82.61	702
85.00- 89.99	9	3,171,361.95	0.69%	5.168	359	88.19	702
90.00- 94.99	6	1,548,649.99	0.34%	4.908	360	90.55	701
95.00- 99.99	3	431,584.99	0.09%	5.168	359	95.00	687
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	1	253,623.05	0.06%	4.625	179	80.00	798
300	1	624,007.94	0.14%	5.375	299	56.82	795
350	1	436,994.89	0.10%	4.625	345	73.33	780
351	1	261,523.52	0.06%	4.500	347	79.45	793
360	1,329	455,768,402.16	99.66%	5.180	360	70.94	732
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	1	253,623.05	0.06%	4.625	179	80.00	798
241-300	1	624,007.94	0.14%	5.375	299	56.82	795
301-360	1,331	456,466,920.57	99.81%	5.179	360	70.95	732
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,333	457,344,551.56	100.00%	5.179	359	70.93	732
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/1 YR LIBOR IO	213	86,081,323.69	18.82%	5.473	359	68.33	744
3/1 YR LIBOR	13	5,431,181.68	1.19%	4.717	358	69.34	711
3/1 YR LIBOR IO	121	35,247,573.82	7.71%	4.886	359	74.44	725
5/1 YR LIBOR	103	42,492,381.94	9.29%	5.061	358	71.10	721
5/1 YR LIBOR IO	789	248,000,018.80	54.23%	5.150	360	71.25	730
7/1 YR LIBOR	22	10,708,062.48	2.34%	5.145	356	73.64	733
7/1 YR LIBOR IO	72	29,384,009.15	6.42%	5.188	360	70.75	739
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	1,195	398,712,925.46	87.18%	5.199	360	70.86	733
Not Interest Only	138	58,631,626.10	12.82%	5.044	358	71.40	723
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,333	457,344,551.56	100.00%	5.179	359	70.93	732
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,333	457,344,551.56	100.00%	5.179	359	70.93	732
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NO INCOME/NO ASSET	1	216,000.00	0.05%	5.875	358	80.00	755
RELOCATION	56	22,577,886.05	4.94%	4.235	358	76.84	745
SELECT	45	23,265,591.29	5.09%	5.097	360	72.22	748
STANDARD	1,079	357,279,511.82	78.12%	5.216	359	71.04	730
STATED INCOME	149	52,222,362.40	11.42%	5.373	360	67.12	733
STATED INCOME/VERIFIED ASSET	1	400,000.00	0.09%	5.375	360	80.00	710
STREAMLINE	1	398,200.00	0.09%	5.250	360	70.04	619
SUPER SELECT	1	985,000.00	0.22%	5.000	360	62.85	766
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	486	160,234,760.52	35.04%	5.264	360	64.96	724
Construction Permanent	3	1,058,468.41	0.23%	4.892	347	74.63	770
Purchase	552	195,008,923.16	42.64%	5.089	359	76.65	743
Rate/Term Refinance	292	101,042,399.47	22.09%	5.223	359	69.33	724
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condo High-Rise	6	1,752,236.97	0.38%	5.156	359	77.43	708
Condo Low-Rise	180	51,388,554.14	11.24%	5.182	360	73.74	739
PUD	317	107,293,193.31	23.46%	5.127	359	72.37	735
Single Family Attached	13	5,302,558.34	1.16%	5.304	360	70.04	708
Single Family Detached	801	285,839,548.73	62.50%	5.193	359	69.86	730
Townhouse	1	420,000.00	0.09%	4.875	360	51.22	764
Two-Four Family	15	5,348,460.07	1.17%	5.387	360	72.60	732
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	29	7,246,279.04	1.58%	5.485	360	67.66	739
Primary	1,211	418,733,602.13	91.56%	5.165	359	70.95	731
Second Home	93	31,364,670.39	6.86%	5.298	359	71.40	747
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	5	1,927,519.99	0.42%	4.719	360	75.84	723
Alaska	2	256,000.00	0.06%	5.214	360	64.01	720
Arizona	90	23,004,062.95	5.03%	5.316	359	73.83	727
Arkansas	2	502,950.00	0.11%	4.369	360	87.83	724
California	500	198,404,012.17	43.38%	5.182	360	69.33	729
Colorado	68	19,501,765.87	4.26%	5.112	360	74.84	728
Connecticut	19	7,636,264.09	1.67%	5.008	360	67.26	721
Delaware	3	1,591,000.00	0.35%	5.060	359	67.18	735
District of Columbia	4	1,914,298.99	0.42%	5.295	359	69.38	726
Florida	69	19,321,042.51	4.22%	5.263	360	69.29	739
Georgia	16	3,498,657.77	0.76%	5.054	359	70.68	738
Hawaii	9	4,433,390.25	0.97%	5.324	359	69.88	743
Illinois	46	15,495,285.62	3.39%	5.312	359	71.21	729
Indiana	6	2,271,657.93	0.50%	5.236	341	71.95	769
Iowa	1	304,000.00	0.07%	4.750	360	80.00	703
Kansas	5	763,888.87	0.17%	5.465	359	78.04	728
Maine	2	679,999.99	0.15%	5.320	359	62.69	716
Maryland	19	4,814,447.55	1.05%	5.272	360	72.51	752
Massachusetts	73	32,024,428.36	7.00%	5.312	360	73.03	738
Michigan	85	23,394,265.68	5.12%	5.170	360	73.00	742
Minnesota	4	684,526.52	0.15%	5.236	360	77.39	741
Mississippi	1	173,315.00	0.04%	5.250	360	80.00	788
Missouri	2	490,399.00	0.11%	4.928	360	71.81	648
Montana	9	3,411,536.94	0.75%	5.607	360	69.03	753
Nebraska	2	387,200.00	0.08%	5.400	360	80.00	731
Nevada	31	8,507,100.39	1.86%	5.292	359	68.63	717
New Hampshire	7	1,887,834.92	0.41%	5.234	360	73.18	739
New Jersey	49	18,333,503.39	4.01%	5.049	360	72.04	724
New York	26	11,751,053.98	2.57%	5.098	359	67.16	739
North Carolina	23	6,230,318.93	1.36%	5.118	359	74.11	725
Ohio	12	2,519,668.98	0.55%	4.974	360	77.17	734
Oklahoma	4	846,659.99	0.19%	4.951	360	79.47	708
Oregon	13	3,190,310.00	0.70%	5.243	360	72.64	750
Pennsylvania	19	5,736,480.30	1.25%	5.137	360	74.39	745
Rhode Island	5	1,417,000.00	0.31%	5.143	360	69.42	715
South Carolina	2	1,051,621.70	0.23%	4.951	360	72.25	750
South Dakota	1	699,000.00	0.15%	4.250	360	78.54	672
Texas	22	5,656,163.84	1.24%	4.835	351	77.48	727
Utah	12	3,298,791.99	0.72%	5.343	358	75.49	748
Vermont	1	436,994.89	0.10%	4.625	345	73.33	780
Virginia	29	8,113,369.99	1.77%	5.154	359	68.21	755
Washington	30	10,040,250.22	2.20%	4.804	360	73.93	729
West Virginia	1	172,500.00	0.04%	5.500	360	75.00	736
Wisconsin	3	347,000.00	0.08%	5.140	360	69.40	725
Wyoming	1	223,012.00	0.05%	5.375	359	80.00	717
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	42	17,701,529.59	3.87%	5.175	359	71.90	727
2.500 - 2.999	1,290	439,166,771.97	96.03%	5.180	359	70.89	732
3.000 - 3.499	1	476,250.00	0.10%	4.750	360	75.00	711
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	42	17,701,529.59	3.87%	5.175	359	71.90	727
2.500 - 2.999	1,290	439,166,771.97	96.03%	5.180	359	70.89	732
3.000 - 3.499	1	476,250.00	0.10%	4.750	360	75.00	711
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
8.500 - 8.999	13	5,419,083.70	1.18%	3.704	359	76.51	719
9.000 - 9.499	37	14,324,864.86	3.13%	4.200	360	77.00	744
9.500 - 9.999	144	61,794,212.71	13.51%	4.752	359	72.24	736
10.000 -10.499	662	227,967,077.62	49.85%	5.198	359	70.49	730
10.500 -10.999	402	126,491,147.25	27.66%	5.497	359	69.90	736
11.000 -11.499	62	19,093,860.43	4.17%	5.334	359	72.57	716
11.500 -11.999	13	2,254,304.99	0.49%	5.672	360	71.28	740
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	134	40,678,755.50	8.89%	4.863	359	73.76	723
5.000	1,199	416,665,796.06	91.11%	5.210	359	70.66	733
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	1,333	457,344,551.56	100.00%	5.179	359	70.93	732
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/07	1	436,994.89	0.10%	4.625	345	73.33	780
01/01/08	6	2,017,798.03	0.44%	5.091	358	78.81	733
02/01/08	56	18,477,661.60	4.04%	4.762	359	73.07	726
03/01/08	54	15,088,748.98	3.30%	4.947	360	73.33	719
04/01/08	17	4,657,552.00	1.02%	4.917	360	75.73	717
03/01/09	1	359,950.00	0.08%	5.500	348	72.72	740
06/01/09	2	756,959.41	0.17%	4.079	351	79.63	704
09/01/09	3	1,250,059.11	0.27%	5.475	354	67.57	688
11/01/09	1	261,523.52	0.06%	4.500	347	79.45	793
12/01/09	11	2,680,643.03	0.59%	5.002	357	69.47	694
01/01/10	16	5,273,783.73	1.15%	5.304	358	72.57	707
02/01/10	303	98,081,774.51	21.45%	5.157	359	70.23	728
03/01/10	479	157,139,498.43	34.36%	5.128	360	71.57	730
04/01/10	76	24,688,209.00	5.40%	5.110	360	72.73	740
01/01/12	3	2,254,671.43	0.49%	5.355	358	62.07	717
02/01/12	21	9,044,471.69	1.98%	5.140	355	73.93	754
03/01/12	53	21,905,219.51	4.79%	5.191	360	72.10	732
04/01/12	17	6,887,709.00	1.51%	5.119	360	69.60	740
08/01/14	1	518,000.00	0.11%	5.875	353	80.00	772
09/01/14	2	445,494.12	0.10%	5.833	354	72.41	712
12/01/14	2	1,162,405.17	0.25%	5.555	357	65.56	741
01/01/15	5	1,765,210.56	0.39%	5.628	358	68.42	767
02/01/15	86	32,094,736.79	7.02%	5.471	359	69.91	744
03/01/15	101	44,053,501.05	9.63%	5.468	360	66.86	742
04/01/15	16	6,041,976.00	1.32%	5.404	360	69.93	748
Total	**1,333**	**457,344,551.56**	**100.00%**	**5.179**	**359**	**70.93**	**732**

GMACM 2005-AR2
Group I Mortgage Loans
As of March 1, 2005

		Minimum	Maximum
Current Principal Balance	$40,678,756	$75,000	$960,000
Average Current Principal Balance	$303,573		
Number of Mortgage Loans	134		
Weighted Average Gross Coupon	4.863%	3.750%	5.875%
Weighted Average FICO Score	723	557	818
Weighted Average Combined Original LTV	73.76%	33.44%	95.00%
Weighted Average Original Term	360 months	350 months	360 months
Weighted Average Stated Remaining Term	359 months	345 months	360 months
Weighted Average Seasoning	1 months	0 months	5 months
Weighted Average Gross Margin	2.725%	2.250%	2.750%
Weighted Average Minimum Interest Rate	2.725%	2.250%	2.750%
Weighted Average Maximum Interest Rate	10.863%	9.750%	11.875%
Weighted Average Initial Rate Cap	2.000%	2.000%	2.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	35 months	31 months	36 months
Maturity Date		Dec 1 2033	Apr 1 2035
Maximum Zip Code Concentration	2.36% 94019		

ARM	100.00%	Cash Out Refinance	24.98%
		Construction Permanent	1.07%
3/1 YR LIBOR	13.35%	Purchase	54.00%
3/1 YR LIBOR IO	86.65%	Rate/Term Refinance	19.95%
Interest Only	86.65%	Condo Low-Rise	14.24%
Not Interest Only	13.35%	PUD	32.64%
		Single Family Attached	1.02%
Prepay Penalty: 0 months	100.00%	Single Family Detached	52.10%
First Lien	100.00%	Investor	0.34%
		Primary	88.35%
RELOCATION	4.99%	Second Home	11.32%
SELECT	1.47%		
STANDARD	85.56%	Top 5 States:	
STATED INCOME	7.98%	California	27.38%
		Michigan	10.40%
		Massachusetts	8.31%
		Colorado	8.31%
		Arizona	7.64%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	4	324,160.00	0.80%	5.411	360	73.88	726
100,000.01 - 150,000.00	14	1,848,882.01	4.55%	5.241	360	77.67	734
150,000.01 - 200,000.00	24	4,261,196.98	10.48%	5.000	359	75.98	732
200,000.01 - 250,000.00	17	3,875,081.97	9.53%	5.025	360	72.63	746
250,000.01 - 300,000.00	11	3,030,604.57	7.45%	4.872	359	72.99	734
300,000.01 - 350,000.00	13	4,165,839.99	10.24%	5.001	360	75.48	690
350,000.01 - 400,000.00	19	7,239,439.98	17.80%	4.872	360	70.24	724
400,000.01 - 450,000.00	9	3,826,719.82	9.41%	4.800	358	74.89	733
450,000.01 - 500,000.00	14	6,694,912.43	16.46%	4.767	359	71.89	718
500,000.01 - 550,000.00	3	1,571,900.00	3.86%	4.332	360	70.89	672
550,000.01 - 600,000.00	4	2,274,817.75	5.59%	4.568	359	78.69	717
600,000.01 - 650,000.00	1	605,200.00	1.49%	3.875	359	80.00	789
950,000.01 - 1,000,000.00	1	960,000.00	2.36%	5.125	358	80.00	733
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	4	2,153,257.75	5.29%	3.815	359	74.48	764
4.000 - 4.499	8	2,843,195.59	6.99%	4.292	360	76.77	705
4.500 - 4.999	60	18,459,347.04	45.38%	4.754	359	72.96	726
5.000 - 5.499	49	14,968,650.13	36.80%	5.136	359	74.45	716
5.500 - 5.999	13	2,254,304.99	5.54%	5.672	360	71.28	740
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
550-574	1	76,000.00	0.19%	4.750	360	80.00	557
575-599	1	368,000.00	0.90%	4.500	360	72.51	590
600-624	3	1,310,100.00	3.22%	4.744	360	80.04	622
625-649	10	3,335,849.28	8.20%	4.938	359	75.67	638
650-674	13	3,620,745.87	8.90%	4.980	359	73.71	663
675-699	8	3,082,132.72	7.58%	4.966	359	71.13	685
700+	98	28,885,927.63	71.01%	4.839	359	73.54	752
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	4	1,261,078.99	3.10%	4.922	360	39.65	760
50.00- 54.99	2	451,000.00	1.11%	4.979	360	54.01	799
55.00- 59.99	8	2,480,110.98	6.10%	4.815	359	58.00	722
60.00- 64.99	7	2,288,205.00	5.63%	4.960	359	62.34	751
65.00- 69.99	11	3,371,627.27	8.29%	4.919	360	67.82	713
70.00- 74.99	20	7,159,567.76	17.60%	4.860	359	72.27	696
75.00- 79.99	18	5,338,738.47	13.12%	4.835	359	77.65	704
80.00	59	16,796,036.03	41.29%	4.859	359	80.00	740
85.00- 89.99	3	965,266.00	2.37%	4.988	360	86.43	647
90.00- 94.99	1	393,750.00	0.97%	4.125	360	90.00	706
95.00- 99.99	1	173,375.00	0.43%	4.875	359	95.00	653
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
350	1	436,994.89	1.07%	4.625	345	73.33	780
360	133	40,241,760.61	98.93%	4.866	359	73.77	723
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	134	40,678,755.50	100.00%	4.863	359	73.76	723
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	134	40,678,755.50	100.00%	4.863	359	73.76	723
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3/1 YR LIBOR	13	5,431,181.68	13.35%	4.717	358	69.34	711
3/1 YR LIBOR IO	121	35,247,573.82	86.65%	4.886	359	74.44	725
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	121	35,247,573.82	86.65%	4.886	359	74.44	725
Not Interest Only	13	5,431,181.68	13.35%	4.717	358	69.34	711
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	134	40,678,755.50	100.00%	4.863	359	73.76	723
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	134	40,678,755.50	100.00%	4.863	359	73.76	723
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
RELOCATION	4	2,031,707.75	4.99%	3.860	359	81.94	765
SELECT	2	599,200.00	1.47%	4.417	360	80.00	767
STANDARD	115	34,802,987.77	85.56%	4.913	359	73.16	718
STATED INCOME	13	3,244,859.98	7.98%	5.040	360	73.92	743
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	34	10,160,402.09	24.98%	4.931	359	68.44	712
Construction Permanent	1	436,994.89	1.07%	4.625	345	73.33	780
Purchase	72	21,965,917.90	54.00%	4.841	359	76.91	738
Rate/Term Refinance	27	8,115,440.62	19.95%	4.853	360	71.93	695
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condo Low-Rise	22	5,791,315.96	14.24%	5.014	360	76.07	736
PUD	41	13,278,391.34	32.64%	4.726	360	73.68	720
Single Family Attached	2	416,372.00	1.02%	5.232	359	72.06	764
Single Family Detached	69	21,192,676.20	52.10%	4.901	359	73.22	721
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	1	137,000.00	0.34%	5.625	360	64.62	793
Primary	115	35,938,840.64	88.35%	4.850	359	73.78	718
Second Home	18	4,602,914.86	11.32%	4.944	358	73.91	764
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Arizona	13	3,108,019.98	7.64%	4.952	360	75.18	719
Arkansas	1	393,750.00	0.97%	4.125	360	90.00	706
California	28	11,138,735.96	27.38%	4.942	359	74.78	709
Colorado	13	3,378,813.86	8.31%	4.828	359	75.65	721
Connecticut	2	439,585.58	1.08%	4.633	359	68.01	732
Florida	11	2,596,222.98	6.38%	5.169	360	68.00	735
Georgia	2	354,826.03	0.87%	4.591	359	79.74	775
Illinois	3	1,014,800.00	2.49%	4.853	360	56.58	725
Kansas	2	380,400.00	0.94%	5.198	359	76.06	675
Maryland	1	199,999.99	0.49%	4.625	359	80.00	779
Massachusetts	7	3,380,062.46	8.31%	4.814	359	76.39	718
Michigan	13	4,229,341.33	10.40%	4.896	360	69.02	729
Missouri	1	390,487.00	0.96%	4.750	360	71.00	639
Nevada	1	439,200.00	1.08%	4.250	360	80.00	755
New Hampshire	2	384,750.00	0.95%	4.875	360	78.55	749
New Jersey	4	1,306,321.99	3.21%	4.779	360	80.98	697
New York	2	558,000.00	1.37%	5.357	360	68.98	783
North Carolina	5	1,015,082.00	2.50%	4.900	360	75.22	756
Oklahoma	1	97,960.00	0.24%	5.500	360	80.00	813
Oregon	3	575,120.00	1.41%	5.274	360	80.00	731
Pennsylvania	2	308,200.00	0.76%	4.926	359	78.28	715
Rhode Island	2	352,000.00	0.87%	5.551	359	80.00	776
South Carolina	1	419,021.70	1.03%	4.500	359	60.56	781
Texas	6	1,742,332.75	4.28%	4.246	359	81.36	734
Utah	1	240,000.00	0.59%	4.875	359	58.14	767
Vermont	1	436,994.89	1.07%	4.625	345	73.33	780
Virginia	3	864,415.00	2.12%	4.739	360	69.12	734
Washington	2	711,300.00	1.75%	4.151	359	63.29	710
Wyoming	1	223,012.00	0.55%	5.375	359	80.00	717
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	2,006,000.00	4.93%	5.117	359	72.54	741
2.500 - 2.999	130	38,672,755.50	95.07%	4.850	359	73.82	722
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	4	2,006,000.00	4.93%	5.117	359	72.54	741
2.500 - 2.999	130	38,672,755.50	95.07%	4.850	359	73.82	722
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.500 - 9.999	4	2,153,257.75	5.29%	3.815	359	74.48	764
10.000 -10.499	8	2,843,195.59	6.99%	4.292	360	76.77	705
10.500 -10.999	60	18,459,347.04	45.38%	4.754	359	72.96	726
11.000 -11.499	49	14,968,650.13	36.80%	5.136	359	74.45	716
11.500 -11.999	13	2,254,304.99	5.54%	5.672	360	71.28	740
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	134	40,678,755.50	100.00%	4.863	359	73.76	723
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	134	40,678,755.50	100.00%	4.863	359	73.76	723
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/01/07	1	436,994.89	1.07%	4.625	345	73.33	780
01/01/08	6	2,017,798.03	4.96%	5.091	358	78.81	733
02/01/08	56	18,477,661.60	45.42%	4.762	359	73.07	726
03/01/08	54	15,088,748.98	37.09%	4.947	360	73.33	719
04/01/08	17	4,657,552.00	11.45%	4.917	360	75.73	717
Total	**134**	**40,678,755.50**	**100.00%**	**4.863**	**359**	**73.76**	**723**

GMACM 2005-AR2
Group II Mortgage Loans
As of March 1, 2005

		Minimum	Maximum
Current Principal Balance	$290,492,401	$40,000	$1,760,000
Average Current Principal Balance	$325,664		
Number of Mortgage Loans	892		
Weighted Average Gross Coupon	5.137%	3.500%	6.250%
Weighted Average FICO Score	729	590	826
Weighted Average Combined Original LTV	71.23%	19.23%	95.00%
Weighted Average Original Term	360 months	180 months	360 months
Weighted Average Stated Remaining Term	359 months	179 months	360 months
Weighted Average Seasoning	0 months	0 months	12 months
Weighted Average Gross Margin	2.727%	2.250%	3.250%
Weighted Average Minimum Interest Rate	2.727%	2.250%	3.250%
Weighted Average Maximum Interest Rate	10.137%	8.500%	11.250%
Weighted Average Initial Rate Cap	5.000%	5.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	60 months	48 months	60 months
Maturity Date		Feb 1 2020	Apr 1 2035
Maximum Zip Code Concentration	1.22%	95023	

ARM	100.00%	Cash Out Refinance	38.99%
		Construction Permanent	0.21%
5/1 YR LIBOR	14.63%	Purchase	39.64%
5/1 YR LIBOR IO	85.37%	Rate/Term Refinance	21.16%
Interest Only	85.37%	Condo High-Rise	0.39%
Not Interest Only	14.63%	Condo Low-Rise	11.52%
		PUD	21.37%
Prepay Penalty: 0 months	100.00%	Single Family Attached	0.47%
		Single Family Detached	64.85%
First Lien	100.00%	Two-Four Family	1.40%
NO INCOME/NO ASSET	0.07%	Investor	1.70%
RELOCATION	5.01%	Primary	93.21%
SELECT	5.23%	Second Home	5.09%
STANDARD	78.44%		
STATED INCOME	11.11%	Top 5 States:	
STATED INCOME/VERIFIED ASSET	0.14%	California	48.92%
		Massachusetts	5.23%
		Michigan	4.40%
		Arizona	4.05%
		Florida	4.02%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	1	40,000.00	0.01%	5.000	360	24.10	758
50,000.01 - 100,000.00	23	1,990,275.13	0.69%	5.313	360	63.30	736
100,000.01 - 150,000.00	114	14,551,289.30	5.01%	5.365	360	66.30	737
150,000.01 - 200,000.00	117	20,896,722.80	7.19%	5.297	360	69.13	731
200,000.01 - 250,000.00	108	24,162,236.92	8.32%	5.269	359	68.31	734
250,000.01 - 300,000.00	99	27,264,381.87	9.39%	5.213	358	71.15	722
300,000.01 - 350,000.00	83	27,310,737.82	9.40%	5.124	359	70.29	731
350,000.01 - 400,000.00	97	36,712,704.81	12.64%	5.143	359	73.50	732
400,000.01 - 450,000.00	76	32,534,359.60	11.20%	5.181	359	73.15	718
450,000.01 - 500,000.00	49	23,317,489.85	8.03%	5.033	359	69.71	731
500,000.01 - 550,000.00	40	21,104,082.18	7.26%	4.963	359	74.09	727
550,000.01 - 600,000.00	21	12,073,225.55	4.16%	5.054	360	71.56	725
600,000.01 - 650,000.00	21	13,212,959.76	4.55%	5.015	360	71.95	732
650,000.01 - 700,000.00	15	10,132,549.99	3.49%	4.848	360	75.23	721
700,000.01 - 750,000.00	9	6,633,262.35	2.28%	4.830	360	71.64	725
750,000.01 - 800,000.00	5	3,894,123.81	1.34%	5.099	359	72.92	745
800,000.01 - 850,000.00	3	2,478,000.00	0.85%	4.958	360	71.42	713
850,000.01 - 900,000.00	1	900,000.00	0.31%	4.500	360	75.00	700
900,000.01 - 950,000.00	2	1,874,000.00	0.65%	4.937	360	77.52	733
950,000.01 - 1,000,000.00	4	3,949,999.00	1.36%	5.125	359	73.88	722
1,000,000.01+	4	5,460,000.00	1.88%	5.427	360	65.86	756
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3.500 - 3.999	13	5,419,083.70	1.87%	3.704	359	76.51	719
4.000 - 4.499	34	13,232,030.67	4.56%	4.193	360	76.75	746
4.500 - 4.999	118	48,560,925.35	16.72%	4.782	359	72.11	733
5.000 - 5.499	518	169,166,836.44	58.23%	5.204	360	70.69	727
5.500 - 5.999	203	52,311,814.28	18.01%	5.603	359	70.29	731
6.000 - 6.499	6	1,801,710.30	0.62%	6.101	360	68.02	716
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
575-599	1	570,000.00	0.20%	5.375	360	36.77	590
600-624	4	1,271,117.30	0.44%	5.267	359	54.39	620
625-649	34	10,407,570.55	3.58%	5.215	359	69.72	640
650-674	79	26,766,487.27	9.21%	5.097	359	71.76	663
675-699	126	45,027,844.63	15.50%	5.182	359	72.22	688
700+	644	204,382,040.99	70.36%	5.135	359	71.16	752
None	4	2,067,340.00	0.71%	4.315	360	76.19	0
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	89	20,479,830.15	7.05%	5.260	360	39.84	737
50.00- 54.99	30	9,033,296.04	3.11%	5.105	360	52.70	727
55.00- 59.99	43	12,004,998.91	4.13%	5.161	360	57.15	730
60.00- 64.99	58	20,854,840.25	7.18%	5.170	359	62.57	727
65.00- 69.99	85	32,516,675.63	11.19%	5.186	360	67.84	720
70.00- 74.99	110	39,766,244.83	13.69%	5.197	359	72.39	723
75.00- 79.99	178	61,355,254.30	21.12%	5.120	359	77.20	729
80.00	284	91,030,474.22	31.34%	5.066	359	80.00	735
80.01- 84.99	4	813,030.48	0.28%	5.334	357	82.15	710
85.00- 89.99	4	1,224,645.95	0.42%	5.143	359	88.17	704
90.00- 94.99	5	1,154,899.99	0.40%	5.175	360	90.74	700
95.00- 99.99	2	258,209.99	0.09%	5.365	360	95.00	710
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	1	253,623.05	0.09%	4.625	179	80.00	798
351	1	261,523.52	0.09%	4.500	347	79.45	793
360	890	289,977,254.17	99.82%	5.138	360	71.21	729
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	1	253,623.05	0.09%	4.625	179	80.00	798
301-360	891	290,238,777.69	99.91%	5.137	360	71.22	729
Total	892	290,492,400.74	100.00%	5.137	359	71.23	729

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	892	290,492,400.74	100.00%	5.137	359	71.23	729
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5/1 YR LIBOR	103	42,492,381.94	14.63%	5.061	358	71.10	721
5/1 YR LIBOR IO	789	248,000,018.80	85.37%	5.150	360	71.25	730
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	789	248,000,018.80	85.37%	5.150	360	71.25	730
Not Interest Only	103	42,492,381.94	14.63%	5.061	358	71.10	721
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	892	290,492,400.74	100.00%	5.137	359	71.23	729
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	892	290,492,400.74	100.00%	5.137	359	71.23	729
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
NO INCOME/NO ASSET	1	216,000.00	0.07%	5.875	358	80.00	755
RELOCATION	38	14,539,621.37	5.01%	4.078	357	76.60	745
SELECT	30	15,190,554.61	5.23%	5.028	359	72.31	747
STANDARD	727	227,859,682.17	78.44%	5.180	359	71.15	727
STATED INCOME	95	32,286,542.59	11.11%	5.354	360	68.63	730
STATED INCOME/VERIFIED ASSET	1	400,000.00	0.14%	5.375	360	80.00	710
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	359	113,250,857.22	38.99%	5.233	360	65.49	722
Construction Permanent	2	621,473.52	0.21%	5.079	348	75.55	762
Purchase	346	115,142,567.38	39.64%	5.010	359	77.37	740
Rate/Term Refinance	185	61,477,502.62	21.16%	5.196	359	70.25	722
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condo High-Rise	4	1,121,936.98	0.39%	4.892	359	78.16	719
Condo Low-Rise	120	33,453,260.84	11.52%	5.129	360	73.25	734
PUD	202	62,085,502.03	21.37%	5.112	359	72.65	733
Single Family Attached	5	1,359,097.34	0.47%	5.054	360	73.38	709
Single Family Detached	553	188,391,354.56	64.85%	5.144	360	70.25	727
Two-Four Family	8	4,081,248.99	1.40%	5.333	360	75.21	734
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	21	4,930,301.36	1.70%	5.433	360	66.09	740
Primary	825	270,767,483.85	93.21%	5.126	359	71.27	728
Second Home	46	14,794,615.53	5.09%	5.235	359	72.03	741
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	3	1,011,520.00	0.35%	4.435	360	78.31	746
Arizona	51	11,773,636.62	4.05%	5.287	359	76.36	720
California	377	142,106,543.01	48.92%	5.154	360	69.38	726
Colorado	34	9,232,475.52	3.18%	5.097	360	76.63	730
Connecticut	11	4,772,606.84	1.64%	4.901	360	69.67	714
Delaware	2	951,000.00	0.33%	4.931	359	63.99	707
District of Columbia	1	999,999.00	0.34%	5.375	359	74.07	736
Florida	48	11,668,626.54	4.02%	5.175	360	70.46	742
Georgia	12	2,240,448.46	0.77%	5.199	359	70.95	742
Hawaii	8	4,048,718.82	1.39%	5.355	359	68.92	745
Illinois	27	8,316,315.20	2.86%	5.221	359	73.83	727
Indiana	4	1,097,649.99	0.38%	5.151	356	77.61	764
Iowa	1	304,000.00	0.10%	4.750	360	80.00	703
Kansas	3	383,488.87	0.13%	5.730	359	80.00	780
Maine	1	300,000.00	0.10%	5.250	360	80.00	696
Maryland	16	3,936,047.56	1.35%	5.293	360	74.48	749
Massachusetts	36	15,184,413.85	5.23%	5.140	360	73.93	737
Michigan	50	12,792,375.16	4.40%	5.160	360	75.27	740
Minnesota	2	265,000.00	0.09%	4.877	360	73.25	772
Mississippi	1	173,315.00	0.06%	5.250	360	80.00	788
Missouri	1	99,912.00	0.03%	5.625	360	75.00	681
Montana	4	976,418.94	0.34%	5.253	360	62.55	717
Nebraska	2	387,200.00	0.13%	5.400	360	80.00	731
Nevada	27	7,333,001.99	2.52%	5.328	359	68.25	715
New Hampshire	5	1,503,084.92	0.52%	5.326	360	71.81	737
New Jersey	28	9,639,484.44	3.32%	5.002	360	69.43	726
New York	18	7,347,129.19	2.53%	4.930	359	69.83	726
North Carolina	16	4,129,236.93	1.42%	5.136	359	72.95	717
Ohio	11	2,381,768.98	0.82%	4.951	360	77.30	738
Oklahoma	3	748,699.99	0.26%	4.879	360	79.40	694
Oregon	7	1,579,370.00	0.54%	5.143	360	74.79	740
Pennsylvania	12	3,937,680.30	1.36%	4.976	360	74.08	753
Rhode Island	3	1,065,000.00	0.37%	5.008	360	65.93	695
South Carolina	1	632,600.00	0.22%	5.250	360	80.00	729
South Dakota	1	699,000.00	0.24%	4.250	360	78.54	672
Texas	12	2,512,931.40	0.87%	5.020	341	75.96	738
Utah	7	1,511,396.00	0.52%	5.250	360	78.88	726
Virginia	18	4,267,855.00	1.47%	5.112	359	68.25	743
Washington	24	7,662,950.22	2.64%	4.827	360	74.20	728
West Virginia	1	172,500.00	0.06%	5.500	360	75.00	736
Wisconsin	3	347,000.00	0.12%	5.140	360	69.40	725
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	35	13,840,329.59	4.76%	5.170	359	72.21	719
2.500 - 2.999	856	276,175,821.15	95.07%	5.136	359	71.17	730
3.000 - 3.499	1	476,250.00	0.16%	4.750	360	75.00	711
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	35	13,840,329.59	4.76%	5.170	359	72.21	719
2.500 - 2.999	856	276,175,821.15	95.07%	5.136	359	71.17	730
3.000 - 3.499	1	476,250.00	0.16%	4.750	360	75.00	711
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
8.500 - 8.999	13	5,419,083.70	1.87%	3.704	359	76.51	719
9.000 - 9.499	34	13,232,030.67	4.56%	4.193	360	76.75	746
9.500 - 9.999	118	48,560,925.35	16.72%	4.782	359	72.11	733
10.000 -10.499	518	169,166,836.44	58.23%	5.204	360	70.69	727
10.500 -10.999	203	52,311,814.28	18.01%	5.603	359	70.29	731
11.000 -11.499	6	1,801,710.30	0.62%	6.101	360	68.02	716
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000	892	290,492,400.74	100.00%	5.137	359	71.23	729
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	892	290,492,400.74	100.00%	5.137	359	71.23	729
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
03/01/09	1	359,950.00	0.12%	5.500	348	72.72	740
06/01/09	2	756,959.41	0.26%	4.079	351	79.63	704
09/01/09	3	1,250,059.11	0.43%	5.475	354	67.57	688
11/01/09	1	261,523.52	0.09%	4.500	347	79.45	793
12/01/09	11	2,680,643.03	0.92%	5.002	357	69.47	694
01/01/10	16	5,273,783.73	1.82%	5.304	358	72.57	707
02/01/10	303	98,081,774.51	33.76%	5.157	359	70.23	728
03/01/10	479	157,139,498.43	54.09%	5.128	360	71.57	730
04/01/10	76	24,688,209.00	8.50%	5.110	360	72.73	740
Total	**892**	**290,492,400.74**	**100.00%**	**5.137**	**359**	**71.23**	**729**

GMACM 2005-AR2
Group III Mortgage Loans
As of March 1, 2005

		Minimum	Maximum
Current Principal Balance	$40,092,072	$165,000	$999,950
Average Current Principal Balance	$426,511		
Number of Mortgage Loans	94		
Weighted Average Gross Coupon	5.176%	4.250%	6.000%
Weighted Average FICO Score	737	619	803
Weighted Average Combined Original LTV	71.52%	30.77%	84.69%
Weighted Average Original Term	359 months	300 months	360 months
Weighted Average Stated Remaining Term	359 months	299 months	360 months
Weighted Average Seasoning	0 months	0 months	2 months
Weighted Average Gross Margin	2.727%	2.250%	2.750%
Weighted Average Minimum Interest Rate	2.727%	2.250%	2.750%
Weighted Average Maximum Interest Rate	10.176%	9.250%	11.000%
Weighted Average Initial Rate Cap	5.000%	5.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	84 months	82 months	84 months
Maturity Date		Feb 1 2030	Apr 1 2035
Maximum Zip Code Concentration	2.49%	95138	

ARM	100.00%	Cash Out Refinance	27.60%
		Purchase	46.20%
7/1 YR LIBOR	26.71%	Rate/Term Refinance	26.20%
7/1 YR LIBOR IO	73.29%		
		Condo Low-Rise	14.36%
Interest Only	73.29%	PUD	29.83%
Not Interest Only	26.71%	Single Family Attached	2.32%
		Single Family Detached	53.02%
Prepay Penalty: 0 months	100.00%	Two-Four Family	0.47%
First Lien	100.00%	Primary	92.85%
		Second Home	7.15%
RELOCATION	3.74%		
SELECT	7.24%	Top 5 States:	
STANDARD	76.26%	California	33.05%
STATED INCOME	11.77%	New Jersey	12.73%
STREAMLINE	0.99%	Colorado	8.67%
		Michigan	5.55%
		Arizona	4.87%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
150,000.01 - 200,000.00	9	1,654,507.30	4.13%	5.409	360	71.13	718
200,000.01 - 250,000.00	9	2,015,085.98	5.03%	5.288	360	62.98	757
250,000.01 - 300,000.00	10	2,820,887.00	7.04%	5.198	360	74.24	731
300,000.01 - 350,000.00	9	2,936,899.99	7.33%	5.337	360	74.61	730
350,000.01 - 400,000.00	16	6,104,109.43	15.23%	5.119	360	74.63	733
400,000.01 - 450,000.00	10	4,252,226.99	10.61%	5.168	360	75.24	740
450,000.01 - 500,000.00	2	955,200.00	2.38%	5.298	360	76.90	731
500,000.01 - 550,000.00	7	3,659,540.19	9.13%	4.979	360	74.12	744
550,000.01 - 600,000.00	5	2,929,867.11	7.31%	5.100	360	74.81	714
600,000.01 - 650,000.00	4	2,551,507.94	6.36%	5.123	345	70.18	777
650,000.01 - 700,000.00	5	3,364,898.00	8.39%	5.225	360	68.22	732
750,000.01 - 800,000.00	4	3,103,391.70	7.74%	5.029	359	69.96	735
850,000.01 - 900,000.00	1	874,000.00	2.18%	5.125	360	55.49	746
900,000.01 - 950,000.00	2	1,870,000.00	4.66%	5.428	358	58.38	718
950,000.01 - 1,000,000.00	1	999,950.00	2.49%	5.250	360	71.42	779
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	2	829,634.19	2.07%	4.293	359	80.00	715
4.500 - 4.999	13	6,553,758.32	16.35%	4.845	360	72.53	745
5.000 - 5.499	65	27,588,692.82	68.81%	5.186	358	71.67	743
5.500 - 5.999	13	4,199,986.30	10.48%	5.624	360	72.82	708
6.000 - 6.499	1	920,000.00	2.29%	6.000	358	46.00	674
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
600-624	1	398,200.00	0.99%	5.250	360	70.04	619
625-649	4	1,883,179.00	4.70%	5.397	360	71.96	633
650-674	10	4,323,341.49	10.78%	5.272	359	68.36	671
675-699	7	2,656,599.99	6.63%	5.134	360	66.62	688
700+	72	30,830,751.15	76.90%	5.152	358	72.38	759
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	5	2,240,809.00	5.59%	5.519	359	43.14	723
50.00- 54.99	3	1,346,000.00	3.36%	5.370	360	53.58	753
55.00- 59.99	4	2,436,007.93	6.08%	5.224	344	57.25	738
60.00- 64.99	5	1,198,989.99	2.99%	5.164	360	62.81	716
65.00- 69.99	9	3,581,041.71	8.93%	5.134	360	67.33	756
70.00- 74.99	17	9,521,795.56	23.75%	5.138	360	72.08	731
75.00- 79.99	18	7,137,200.00	17.80%	5.151	360	76.37	732
80.00	32	12,450,920.14	31.06%	5.131	360	80.00	743
80.01- 84.99	1	179,307.30	0.45%	5.875	359	84.69	667
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
300	1	624,007.94	1.56%	5.375	299	56.82	795
360	93	39,468,063.69	98.44%	5.173	360	71.75	736
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
241-300	1	624,007.94	1.56%	5.375	299	56.82	795
301-360	93	39,468,063.69	98.44%	5.173	360	71.75	736
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	94	40,092,071.63	100.00%	5.176	359	71.52	737
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
7/1 YR LIBOR	22	10,708,062.48	26.71%	5.145	356	73.64	733
7/1 YR LIBOR IO	72	29,384,009.15	73.29%	5.188	360	70.75	739
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	72	29,384,009.15	73.29%	5.188	360	70.75	739
Not Interest Only	22	10,708,062.48	26.71%	5.145	356	73.64	733
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	94	40,092,071.63	100.00%	5.176	359	71.52	737
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	94	40,092,071.63	100.00%	5.176	359	71.52	737
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
RELOCATION	4	1,498,959.00	3.74%	4.643	359	79.38	714
SELECT	5	2,902,481.51	7.24%	5.037	360	67.79	743
STANDARD	75	30,572,664.69	76.26%	5.187	358	72.81	739
STATED INCOME	9	4,719,766.43	11.77%	5.359	359	63.07	736
STREAMLINE	1	398,200.00	0.99%	5.250	360	70.04	619
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	28	11,065,477.74	27.60%	5.266	360	63.26	743
Purchase	43	18,521,239.58	46.20%	5.121	360	77.14	749
Rate/Term Refinance	23	10,505,354.31	26.20%	5.180	356	70.31	710
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condo Low-Rise	15	5,756,908.60	14.36%	5.268	360	75.52	744
PUD	25	11,958,393.27	29.83%	5.148	357	73.48	751
Single Family Attached	2	929,089.00	2.32%	5.464	360	75.63	646
Single Family Detached	51	21,258,080.76	53.02%	5.151	360	69.08	732
Two-Four Family	1	189,600.00	0.47%	5.625	360	80.00	663
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Primary	88	37,223,864.02	92.85%	5.167	359	71.19	738
Second Home	6	2,868,207.61	7.15%	5.301	359	75.83	731
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	1	752,000.00	1.88%	4.875	360	71.62	687
Alaska	1	165,000.00	0.41%	5.125	360	63.46	677
Arizona	6	1,950,488.00	4.87%	5.246	359	74.92	741
California	30	13,248,628.93	33.05%	5.135	360	70.68	749
Colorado	8	3,475,857.61	8.67%	5.152	360	76.10	726
Connecticut	3	1,134,116.30	2.83%	5.275	360	56.32	724
Delaware	1	640,000.00	1.60%	5.250	360	71.91	778
District of Columbia	1	264,000.00	0.66%	5.375	360	80.00	700
Florida	1	920,000.00	2.29%	6.000	358	46.00	674
Georgia	1	796,509.94	1.99%	4.875	360	65.39	716
Hawaii	1	384,671.43	0.96%	5.000	358	80.00	716
Illinois	3	872,500.00	2.18%	5.477	360	79.68	754
Indiana	2	1,174,007.94	2.93%	5.316	328	66.66	773
Maryland	1	428,400.00	1.07%	5.250	360	79.33	725
Massachusetts	2	848,799.99	2.12%	5.337	359	80.00	721
Michigan	7	2,227,023.57	5.55%	5.238	360	68.97	739
Nevada	1	187,500.00	0.47%	5.375	360	75.00	701
New Jersey	11	5,105,447.12	12.73%	5.126	360	76.49	719
New York	3	1,453,924.81	3.63%	4.955	360	65.27	750
Oregon	2	833,500.00	2.08%	5.290	360	61.71	772
Pennsylvania	1	375,000.00	0.94%	5.125	360	75.00	672
Texas	1	375,000.00	0.94%	5.125	360	77.52	712
Utah	2	940,395.99	2.35%	5.282	359	74.03	770
Virginia	1	173,300.00	0.43%	5.375	360	67.43	763
Washington	3	1,366,000.00	3.41%	4.948	360	78.36	741
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	3	1,855,200.00	4.63%	5.271	359	68.98	771
2.500 - 2.999	91	38,236,871.63	95.37%	5.172	359	71.64	736
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000 - 2.499	3	1,855,200.00	4.63%	5.271	359	68.98	771
2.500 - 2.999	91	38,236,871.63	95.37%	5.172	359	71.64	736
Total	94	40,092,071.63	100.00%	5.176	359	71.52	737

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.000 - 9.499	2	829,634.19	2.07%	4.293	359	80.00	715
9.500 - 9.999	13	6,553,758.32	16.35%	4.845	360	72.53	745
10.000 -10.499	65	27,588,692.82	68.81%	5.186	358	71.67	743
10.500 -10.999	13	4,199,986.30	10.48%	5.624	360	72.82	708
11.000 -11.499	1	920,000.00	2.29%	6.000	358	46.00	674
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000	94	40,092,071.63	100.00%	5.176	359	71.52	737
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	94	40,092,071.63	100.00%	5.176	359	71.52	737
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
01/01/12	3	2,254,671.43	5.62%	5.355	358	62.07	717
02/01/12	21	9,044,471.69	22.56%	5.140	355	73.93	754
03/01/12	53	21,905,219.51	54.64%	5.191	360	72.10	732
04/01/12	17	6,887,709.00	17.18%	5.119	360	69.60	740
Total	**94**	**40,092,071.63**	**100.00%**	**5.176**	**359**	**71.52**	**737**

GMACM 2005-AR2
Group IV Mortgage Loans
As of March 1, 2005

		Minimum	Maximum
Current Principal Balance	$86,081,324	$75,000	$1,495,000
Average Current Principal Balance	$404,138		
Number of Mortgage Loans	213		
Weighted Average Gross Coupon	5.473%	4.250%	6.125%
Weighted Average FICO Score	744	532	817
Weighted Average Combined Original LTV	68.33%	16.95%	89.99%
Weighted Average Original Term	360 months	360 months	360 months
Weighted Average Stated Remaining Term	359 months	353 months	360 months
Weighted Average Seasoning	1 months	0 months	7 months
Weighted Average Gross Margin	2.750%	2.750%	2.750%
Weighted Average Minimum Interest Rate	2.750%	2.750%	2.750%
Weighted Average Maximum Interest Rate	10.473%	9.250%	11.125%
Weighted Average Initial Rate Cap	5.000%	5.000%	5.000%
Weighted Average Subsequent Rate Cap	2.000%	2.000%	2.000%
Weighted Average Months to Roll	119 months	113 months	120 months
Maturity Date		Aug 1 2034	Apr 1 2035
Maximum Zip Code Concentration	2.73%	01945	

ARM	100.00%	Condo High-Rise	0.73%
		Condo Low-Rise	7.42%
10/1 YR LIBOR IO	100.00%	PUD	23.20%
		Single Family Attached	3.02%
Interest Only	100.00%	Single Family Detached	63.89%
		Townhouse	0.49%
Prepay Penalty: 0 months	100.00%	Two-Four Family	1.25%
First Lien	100.00%	Investor	2.53%
		Primary	86.90%
RELOCATION	5.24%	Second Home	10.57%
SELECT	5.31%		
STANDARD	74.40%	Top 5 States:	
STATED INCOME	13.91%	California	37.07%
SUPER SELECT	1.14%	Massachusetts	14.65%
		Arizona	7.17%
Cash Out Refinance	29.92%	Illinois	6.15%
Purchase	45.75%	Michigan	4.82%
Rate/Term Refinance	24.33%		

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
50,000.01 - 100,000.00	10	853,433.68	0.99%	5.627	359	57.36	750
100,000.01 - 150,000.00	16	2,047,555.41	2.38%	5.569	359	59.73	747
150,000.01 - 200,000.00	23	4,133,274.33	4.80%	5.562	359	66.75	743
200,000.01 - 250,000.00	19	4,355,688.98	5.06%	5.566	360	59.21	746
250,000.01 - 300,000.00	14	3,901,825.63	4.53%	5.401	359	74.44	760
300,000.01 - 350,000.00	12	3,924,596.69	4.56%	5.516	360	65.00	746
350,000.01 - 400,000.00	25	9,408,415.82	10.93%	5.460	359	71.34	754
400,000.01 - 450,000.00	19	7,988,866.55	9.28%	5.457	359	65.52	736
450,000.01 - 500,000.00	14	6,654,484.55	7.73%	5.572	359	71.27	753
500,000.01 - 550,000.00	20	10,427,867.12	12.11%	5.393	359	71.16	753
550,000.01 - 600,000.00	8	4,642,000.00	5.39%	5.482	360	71.07	736
600,000.01 - 650,000.00	9	5,655,900.00	6.57%	5.500	359	63.55	721
650,000.01 - 700,000.00	4	2,759,999.99	3.21%	5.283	360	72.50	719
700,000.01 - 750,000.00	3	2,196,400.00	2.55%	5.292	360	78.33	719
800,000.01 - 850,000.00	4	3,253,118.00	3.78%	5.625	360	63.99	761
850,000.01 - 900,000.00	1	868,000.00	1.01%	5.250	360	66.77	708
900,000.01 - 950,000.00	2	1,840,000.00	2.14%	5.500	360	74.08	744
950,000.01 - 1,000,000.00	7	6,954,896.96	8.08%	5.304	360	69.64	744
1,000,000.01+	3	4,214,999.98	4.90%	5.712	359	64.59	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	263,200.00	0.31%	4.250	360	80.00	749
4.500 - 4.999	9	4,526,271.29	5.26%	4.738	360	72.18	740
5.000 - 5.499	71	28,368,352.77	32.96%	5.265	360	67.52	739
5.500 - 5.999	126	51,519,999.63	59.85%	5.644	359	68.18	747
6.000 - 6.499	6	1,403,500.00	1.63%	6.033	359	75.72	753
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
525-549	1	198,750.00	0.23%	5.875	359	75.00	532
625-649	1	230,299.99	0.27%	5.625	359	70.00	645
650-674	7	2,447,453.00	2.84%	5.321	360	69.20	664
675-699	18	7,884,181.71	9.16%	5.468	360	68.30	689
700+	186	75,320,638.99	87.50%	5.477	359	68.28	753
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	31	8,825,926.25	10.25%	5.531	360	40.85	756
50.00- 54.99	12	5,803,359.84	6.74%	5.500	359	53.18	747
55.00- 59.99	13	3,991,466.50	4.64%	5.356	359	57.52	736
60.00- 64.99	16	9,325,625.38	10.83%	5.517	359	62.59	750
65.00- 69.99	20	10,255,374.99	11.91%	5.348	360	67.33	738
70.00- 74.99	28	11,776,306.28	13.68%	5.491	360	72.07	728
75.00- 79.99	34	13,267,261.67	15.41%	5.458	359	77.16	732
80.00	57	21,854,552.78	25.39%	5.508	359	80.00	756
85.00- 89.99	2	981,450.00	1.14%	5.377	360	89.95	755
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
360	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
301-360	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10/1 YR LIBOR IO	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
RELOCATION	10	4,507,597.93	5.24%	4.775	359	74.48	746
SELECT	8	4,573,355.17	5.31%	5.454	360	73.73	753
STANDARD	162	64,044,177.19	74.40%	5.522	359	68.63	744
STATED INCOME	32	11,971,193.40	13.91%	5.520	360	62.79	739
SUPER SELECT	1	985,000.00	1.14%	5.000	360	62.85	766
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	65	25,758,023.47	29.92%	5.529	360	61.96	733
Purchase	91	39,379,198.30	45.75%	5.440	359	74.19	749
Rate/Term Refinance	57	20,944,101.92	24.33%	5.467	359	65.15	747
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condo High-Rise	2	630,299.99	0.73%	5.625	360	76.14	687
Condo Low-Rise	23	6,387,068.74	7.42%	5.535	359	72.63	759
PUD	49	19,970,906.67	23.20%	5.425	359	70.00	742
Single Family Attached	4	2,598,000.00	3.02%	5.390	360	65.98	721
Single Family Detached	128	54,997,437.21	63.89%	5.489	359	67.51	745
Townhouse	1	420,000.00	0.49%	4.875	360	51.22	764
Two-Four Family	6	1,077,611.08	1.25%	5.551	360	61.44	736
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Investor	7	2,178,977.68	2.53%	5.594	359	71.41	735
Primary	183	74,803,413.62	86.90%	5.457	360	68.32	743
Second Home	23	9,098,932.39	10.57%	5.579	359	67.71	753
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	1	163,999.99	0.19%	5.750	359	80.00	747
Alaska	1	91,000.00	0.11%	5.375	360	65.00	799
Arizona	20	6,171,918.35	7.17%	5.577	359	67.95	739
Arkansas	1	109,200.00	0.13%	5.250	359	80.00	787
California	65	31,910,104.27	37.07%	5.405	360	66.66	742
Colorado	13	3,414,618.88	3.97%	5.396	359	67.89	731
Connecticut	3	1,289,955.37	1.50%	5.296	359	67.73	739
District of Columbia	2	650,299.99	0.76%	5.141	360	57.87	722
Florida	9	4,136,192.99	4.80%	5.406	360	71.98	746
Georgia	1	106,873.34	0.12%	4.875	360	74.41	681
Illinois	13	5,291,670.42	6.15%	5.516	359	68.52	730
Maine	1	379,999.99	0.44%	5.375	359	49.03	732
Maryland	1	250,000.00	0.29%	5.500	360	23.81	811
Massachusetts	28	12,611,152.06	14.65%	5.650	360	70.57	746
Michigan	15	4,145,525.62	4.82%	5.443	359	72.25	762
Minnesota	2	419,526.52	0.49%	5.462	359	80.00	722
Montana	5	2,435,118.00	2.83%	5.750	360	71.62	768
Nevada	2	547,398.40	0.64%	5.625	359	62.39	708
New Jersey	6	2,282,249.84	2.65%	5.231	360	67.96	742
New York	3	2,391,999.98	2.78%	5.641	359	59.67	762
North Carolina	2	1,086,000.00	1.26%	5.254	360	77.47	725
Ohio	1	137,900.00	0.16%	5.375	359	75.00	666
Oregon	1	202,320.00	0.24%	5.750	360	80.00	786
Pennsylvania	4	1,115,600.00	1.30%	5.770	359	74.22	751
Texas	3	1,025,899.69	1.19%	5.277	359	74.63	696
Utah	2	607,000.00	0.71%	5.857	354	76.16	764
Virginia	7	2,807,799.99	3.26%	5.331	360	67.92	780
Washington	1	300,000.00	0.35%	5.125	359	72.03	732
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
9.000 - 9.499	1	263,200.00	0.31%	4.250	360	80.00	749
9.500 - 9.999	9	4,526,271.29	5.26%	4.738	360	72.18	740
10.000 -10.499	71	28,368,352.77	32.96%	5.265	360	67.52	739
10.500 -10.999	126	51,519,999.63	59.85%	5.644	359	68.18	747
11.000 -11.499	6	1,403,500.00	1.63%	6.033	359	75.72	753
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.000	213	86,081,323.69	100.00%	5.473	359	68.33	744
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/14	1	518,000.00	0.60%	5.875	353	80.00	772
09/01/14	2	445,494.12	0.52%	5.833	354	72.41	712
12/01/14	2	1,162,405.17	1.35%	5.555	357	65.56	741
01/01/15	5	1,765,210.56	2.05%	5.628	358	68.42	767
02/01/15	86	32,094,736.79	37.28%	5.471	359	69.91	744
03/01/15	101	44,053,501.05	51.18%	5.468	360	66.86	742
04/01/15	16	6,041,976.00	7.02%	5.404	360	69.93	748
Total	**213**	**86,081,323.69**	**100.00%**	**5.473**	**359**	**68.33**	**744**